UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Teekay Tankers Ltd.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

Y8565N102

(CUSIP Number)

November 29, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒   Rule 13d-1(b)

☐   Rule 13d-1(c)

☐   Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Huber Capital Management, LLC 20-8441410
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,539,211
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 14,408,242
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,408,242
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.94%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

Preliminary Statement:

This Schedule 13G is filed by Huber Capital Management, LLC (“HCM”) (“Huber” or the “Filer”) and amends, supplements and replaces in its entirety the Schedule 13D filed on June 20, 2017, and as subsequently amended by the Filer (the “Schedule 13D”), relating to shares of common stock of Teekay Tankers Ltd. (the “Issuer”). The Schedule 13D had superseded a Schedule 13G previously filed by the Filer on February 12, 2015, as subsequently amended.

The Filer has determined that it no longer holds any shares of Class A common stock of the Issuer (“Common Stock”) with any purpose, or with the effect of, changing or influencing control of the Issuer or in connection with or as a participant in any transaction having that purpose or effect. In accordance with Rule 13d-1(h), the Filer accordingly determined to again report its beneficial ownership of shares of Common Stock of the Issuer on Schedule 13G.

Item 1.

(a)	Name of Issuer: Teekay Tankers Ltd.

(b)	Address of Issuer’s Principal Executive Offices: 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08 Bermuda.

Item 2.

(a)	Name of Person Filing: Huber Capital Management, LLC, a Delaware limited liability company (“HCM”).

(b)	Address of Person Filing: 2321 Rosecrans Avenue, Suite 3245, El Segundo, CA 90245

(c)	Citizenship: Delaware

(d)	Title of Class of Securities: Class A Common Stock

(e)	CUSIP No.: Y8565N102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
(g)		A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J)
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K)

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________.

Item 4.	Ownership

(a)	Amount Beneficially Owned:

(1)       HCM beneficially owns, on behalf of its clients 14,408,242 shares of Common Stock.

(b)	Percent of Class:

(1)       The Common Shares beneficially owned by HCM constitute approximately 5.94% of the Issuer’s issued and outstanding Common Stock.

(c)	Number of Shares as to which HCM has:

(i)	Sole power to vote or to direct the vote: 8,539,211

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 14,408,242

(iv)	Shared power to dispose or to direct the disposition of: 0

In addition, Mr. Joseph R. Huber, who is the managing member and majority indirect owner of Huber Capital Holdings, LLC, which is in turn the owner of 100% of the membership interests of HCM, individually owns shares of Common Stock and may be deemed to own the shares of Common Stock on behalf of clients of HCM, of which he has, in the aggregate, sole power to vote or to direct the vote of 8,680,537 shares and sole power to dispose or to direct the disposition of 14,549,568 shares of Common Stock, all of which he no longer holds with any purpose, or with the effect of, changing or influencing control of the Issuer or in connection with or as a participant in any transaction having that purpose or effect.

Item 5.	Ownership of Five Percent or Less of a Class:

N/A

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. 

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

N/A

Item 8.	Identification and Classification of Members of the Group:

N/A

Item 9.	Notice of Dissolution of Group:

N/A

SIGNATURE

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

December 6, 2017

HUBER CAPITAL MANAGEMENT, LLC

By: /s/ Gary Thomas

Gary Thomas

Principal, COO/CCO